235 Chengnan Road, Wuxi High & New

Technology Industrial Development Zone,

Jiangsu Province, China 214028

Tel: 86-510-85360401 Fax: 86-510-85360636

December 27, 2011

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:

WSP Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed on September 14, 2011

File No. 1-33840

Response Letter filed November 3, 2011

Dear Ms. Blye:

This letter sets forth our responses to the comments contained in the letter dated November 16, 2011 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2010. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Risk Factors, page 4

We may be unable to prevent possible resales or transfers of our products…, page 12

Internal control over distribution of our products, page 58

1.      We note your response to comment 1 in our letter dated September 30, 2011. In future filings, please identify Sudan and any other U.S.-designated state sponsor of terrorism, as applicable, when you discuss “Sanctions Targets” in which your products are sold.

The Company notes the Staff’s comment and will revise the relevant disclosure, as applicable, in its future filings.

2.      Please refer to comment 3 in our letter dated September 30, 2011. We note the disclosure on page 32 that CNPC accounted for 23.7%, 35.4% and 20.2% of your revenues in fiscal 2008, 2009 and 2010, respectively, and that Sinopec was among your top five customers in each of those years. We note also the negative publicity and divestment-related activity to which we referred in our prior comment 3. In light of these factors, please expand your risk factor disclosure in future filings to discuss the possibility that your reputation and the value of your shares and/or ADSs would be negatively impacted by investor sentiment regarding CNPC and

Sinopec, because of your significant relationships with those companies. Provide us with your expanded risk factor language.

In response to the Staff’s comment, the Company proposes replacing the above-referenced risk factor in its entirety with the following:

“We may be unable to prevent possible resales or transfers of our products to or dealings by our customers with countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to distributors or customers over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations, or U.S. Economic Sanctions Laws, that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of U.S. Economic Sanctions Laws, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions. We believe that U.S. Economic Sanctions Laws under their current terms are not applicable to our activities, however, we have nonetheless decided to adopt commercially reasonable measures to prevent any sales of our products to Sanctions Targets. If we become subject to U.S. Economic Sanctions Laws, a violation of these laws and regulations could subject us to fines, penalties and other sanctions. In the three years ended December 31, 2010, we did not have any direct sales to Sanctions Targets. However, we sell our products in international markets primarily through independent non-U.S. distributors who are responsible for interacting with the end customers of our products. We have limited control over these independent non-U.S. distributors, and these distributors may breach their covenant to us not to resell our products to Sanctions Targets. In addition, we do not always know the end customers to whom our distributors resell our products. We are aware of an insignificant amount of resales of our products by two non-U.S. and non-affiliated distributor customers to Sudan, a Sanctions Target, during the three years ended December 31, 2011. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Internal control over distribution of our products.” Although we have adopted a written policy to prevent future direct or indirect sales to Sanctions Targets and have begun to implement internal control mechanisms to enforce such policy when possible, we cannot assure you that our measures will be able to prevent future sales or resales of our products, directly or indirectly, to Sanctions Targets.

If our products are sold or re-sold, directly or indirectly, to Sanctions Targets, we may fail to comply with U.S. Economic Sanctions Laws and we may be subject to civil or criminal penalties and other remedial measures, which could have an adverse impact on our business, results of operations, financial conditions, liquidity and reputation. Additionally, we act as suppliers to leading Chinese oil companies, such as China National Petroleum Corporation, or CNPC, and China Petroleum & Chemical Corporation, or Sinopec. These companies currently and have in the past had business transactions and relationships with Sanctions Targets. As a result of these transactions and relationships with U.S.-designated state sponsors of terrorism, CNPC and Sinopec have received negative publicity and been the target of divestment or similar initiatives by state and municipal governments, universities and other investors. As a supplier to CNPC, Sinopec and other companies with relations to Sanctions Targets, we have no control over their business or operations. We do not believe that our products sold to these companies have been used outside of China. However, our relationships with such companies may nevertheless harm our reputation. Some of our U.S. investors may be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to sell such interests, and some U.S. institutional investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.”

* * *

We hereby acknowledge that :

•        We are responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2010 Form 20-F, please contact Longhua Piao, our chairman and chief executive officer at +86 510 8536 0401, or our U.S. counsel, Kirkland & Ellis, attention: Benjamin Su at +852 3761 3306. Thank you.

Very truly yours,

WSP Holdings Limited

By : /s/ Longhua Piao

Name : Longhua Piao

Title : Chairman and Chief Executive Officer